Hawaiian Electric Exhibit 12.2

Hawaiian Electric Company, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2013	2012	2011	2010	2009
(dollars in thousands)
Fixed charges
Total interest charges	$64,130	$62,056	$60,031	$61,510	$57,944
Interest component of rentals	2,793	2,690	2,152	1,857	2,499
Pretax preferred stock dividend requirements of subsidiaries	1,421	1,467	1,468	1,461	1,452
Total fixed charges	$68,344	$66,213	$63,651	$64,828	$61,895
Earnings
Net income attributable to Hawaiian Electric	$124,009	$100,356	$101,066	$77,669	$80,526
Fixed charges, as shown	68,344	66,213	63,651	64,828	61,895
Income taxes	69,117	61,048	61,584	46,868	47,776
Interest capitalized	(7,097)	(4,355)	(2,498)	(2,558)	(5,268)
Earnings available for fixed charges	$254,373	$223,262	$223,803	$186,807	$184,929
Ratio of earnings to fixed charges	3.72	3.37	3.52	2.88	2.99